UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MOLYCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

608753 109

(CUSIP Number)

Hillel T. Cohn

Morrison & Foerster, LLP

555 West Fifth Street, Suite 3500

Los Angeles, CA 90013

(213) 892-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2013

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 608753 109

(1)	Name of Reporting Person Molibdenos Y Metales S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 34,828,478(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 34,828,478(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,828,478(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.86%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1) Molibdenos Y Metales S.A.(the “Reporting Person”) holds directly 32,050,700 shares of common stock and $20,000,000 in principal amount of 5.50% Convertible Senior Notes due 2018 (the “Notes”) of Molycorp, Inc. (the “Issuer”), which Notes are convertible as of the date of this Schedule 13D/A into 2,777,778 shares of Issuer common stock (or a conversion rate, as of the date of this Schedule 13D/A, of 138.8889 shares of Issuer common stock per $1,000 principal amount).  The calculation of percentage ownership is based on 181,906,835 shares of Issuer common stock outstanding as of December 31, 2012 (but including 37,500,000 shares issued by the Issuer in its January 2013 follow on offering and an additional 5,625,000 shares issued in connection with the exercise in full of the underwriters’ option to purchase additional shares in such follow on offering) as reported by the Issuer in the prospectus supplement dated January 24, 2013 filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2013, plus the 2,777,778 shares of Issuer common stock that would be issued upon conversion of the Notes held by the Reporting Person.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on March 14, 2012 with the Securities and Exchange Commission (the “SEC”) by Molibdenos Y Metales S.A. (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Molycorp, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed on August 23, 2012 (as amended, the “Schedule 13D”).  The Reporting Person is filing this Amendment No. 2 to disclose its purchase of additional shares of Common Stock and 5.50% Convertible Senior Notes due 2018 of the Issuer (the “Notes”).  The address of the principal offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented with the addition of the following paragraphs:

On January 30, 2013, the Reporting Person purchased 15,000,000 shares of Common Stock (the “January 2013 Shares”) at $6.00 per share.  The January 2013 Shares were acquired as part of a follow-on public offering by the Issuer in which the Issuer issued and sold a total of 43,125,000 shares of Common Stock (including 5,625,000 shares sold in connection with the exercise in full of the underwriters’ option to purchase additional shares in such offering) pursuant to a prospectus supplement dated January 24, 2013 and filed with the SEC on January 28, 2013.

On January 30, 2013, the Reporting Person also purchased $20,000,000 of Notes.  The Notes were acquired as part of a public offering of up to $150,000,000 in Notes pursuant to a prospectus supplement dated January 24, 2013, and filed with the SEC on January 28, 2013.  The Notes are convertible as of the date of this Schedule 13D into 2,777,778 shares of Common Stock (or a conversion rate of 138.8889 shares of Common Stock per $1,000 principal amount, with fractional shares being paid in cash).  The conversion rate is subject to adjustment upon certain events and as otherwise provided per the terms of the Notes.

The Reporting Person also previously acquired, through open market purchases, 50,000 shares of Common Stock at $8.182 per share on November 28, 2012 and 700 shares at $8.7214 per share on November 29, 2012 (collectively, the “Open Market Shares”), as previously reported on Form 4s filed with the SEC on November 29, 2012 and November 30, 2012, respectively.

The Reporting Person funded the purchase price for the January 2013 Shares, the Notes and the Open Market Shares through its working capital.

Item 4.	Purpose of Transaction.

No change is required to Item 4 of the Schedule 13D except for the following additional disclosure:

The Reporting Person acquired the January 2013 Shares, the Notes and the Open Market Shares for general investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  After giving effect to the shares of Common Stock sold by the Issuer in its January 2013 offering and the number of shares of Common Stock that would be issued upon conversion of the Notes held by the Reporting Person, the Reporting Person is the record holder of 34,828,478 shares of Common Stock, representing approximately 18.86% of the issued and outstanding shares of Common Stock as of December 31, 2012.  The foregoing percentage ownership is calculated based on 181,906,835 shares of Common Stock outstanding as of December 31, 2012 (but including 37,500,000 shares issued by the Issuer in its January 2013 offering and an additional 5,625,000 shares issued in connection with the exercise in full of the underwriters’ option to purchase additional shares in such offering) as reported by Issuer in the prospectus supplement dated January 24, 2013 filed with the SEC on January 28, 2013, plus the 2,777,778 shares of Common Stock that would be issued upon conversion of the Notes held by the Reporting Person.

(b)  The Reporting Person has the sole power to vote and dispose of 34,828,478 shares of Common Stock.

(c)  Except for its acquisition of the January 2013 Shares, the Notes and the Open Market Shares, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the Common Stock and Notes in the January 2013 public offerings by the Issuer, the Reporting Person entered into a lock-up agreement in the form attached hereto as Exhibit 99.1, pursuant to which the Reporting Person agreed, subject to certain exceptions, not to sell or purchase any shares of Common Stock (or other securities convertible into Common Stock) or enter into any swap arrangement with respect to any such securities, without the prior written consent of Morgan Stanley & Co. LLC, for a period of 90 days after the date of the final prospectus supplement for each offering.  The Reporting Person also agreed under the lock-up agreement, during such 90-day restricted period, not to make any demand for or exercise any registration rights with respect to any shares of Common Stock or securities convertible into Common Stock without the prior written consent of Morgan Stanley & Co. LLC.

The foregoing description of the terms of the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the form of lock-up agreement, which is filed as Exhibit 99.1 to this Amendment No. 1 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Form of Lock-Up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2013

Molibdenos Y Metales S.A.

By:	/s/ Fernando Ortega
Name: Fernando Ortega
Title: Vice President of Corporate Affairs